Exhibit 21.1
SUBSIDIARIES OF SERVICESOURCE INTERNATIONAL, INC.

SUBSIDIARIES	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
ServiceSource International, Inc.	Delaware
ServiceSource Delaware, Inc.	Delaware
ServiceSource Europe, Ltd.	Ireland
SSI Europe UK Limited	United Kingdom
ServiceSource International Singapore Pte. Ltd.	Singapore
ServiceSource International Malaysia SDN. BHD.	Malaysia
ServiceSource International Japan G.K.	Japan
ServiceSource International Philippines, Inc.	Philippines
ServiceSource International Bulgaria EOOD	Bulgaria